

June 11, 2013

<u>Via E-mail</u>
Ed Presley
Chief Executive Officer
High Plains Gas, Inc.
1200 East Lincoln ST
Gillette, Wyoming  82717

**Re:    High Plains Gas, Inc**.
**Auditor/Client Relationship**
**File No. 000-54353**

Dear Mr. Presley:

We understand that your auditor/client relationship with Stark Schenkein, LLP ended on or prior to April 26, 2013.  Therefore, you should file a Form 8-K with the disclosures prescribed by Item 4.01 of Form 8-K and Item 304 of Regulation S-K immediately.  The filing was due on the fourth day after the date that your auditor/client relationship with this firm ended.  Item 304 of Regulation S-K describes the disclosures that are required by Item 4.01 of Form 8-K.  You should give a copy of the Form 8-K to your former auditors as soon as possible so they can provide you with the letter that is required to be filed by Item 304.  You are required to give them a copy no later than the date you file the Form 8-K with the Commission.  If their letter is not available when you file the Form 8-K you will need to amend the filing to include the letter no later than 10 business days after you file the Form 8-K.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding our comment.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief